

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2011

Rhonda Nyhus
Chief Financial Officer
NASB Financial, Inc.
12498 South 71 Highway
Grandview, Missouri 64030

  Re: NASB Financial, Inc.
    Form 10-K for Fiscal Period Ended September 30, 2009
    File No. 000-24033

Dear Ms. Nyhus:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Paul Cline
        Senior Staff Accountant